SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                             Superior Services, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   868316-10-0
                                 (CUSIP Number)






   Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 3 Pages

       CUSIP No. 868316-10-0


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph P. Tate/SS #:  ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Wisconsin

                     5  SOLE VOTING POWER
      NUMBER OF
                        2,483,731
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        293,700
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                        2,483,731
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        293,700

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,777,431


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.3%

    12   TYPE OF REPORTING PERSON*

         IN




             This Amendment No. 1 to Schedule 13G with regard to Superior Services, Inc. is being filed on behalf of the undersigned to amend Item 4 of the originally filed Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the
   Schedule 13G.


   Item 4.   Ownership.

             (a)  Amount Beneficially Owned:  2,777,431

             (b)  Percent of Class:  16.3%

             (c)  Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:  2,483,731

                  (ii)   shared power to vote or to direct the vote:  293,700

                  (iii) sole power to dispose or to direct the disposition of: 2,483,731

                  (iv) shared power to dispose or to direct the disposition of: 293,700

   Item 10.  Certification.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   January 28, 1997
   Date



   /s/ Joseph P. Tate
   Joseph P. Tate